811-5899

FORM N-18F-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940








THE MUNDER FUNDS TRUST
Exact Name of Registrant



NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the State of Massachusetts on the 17th day of October, 1996.

THE MUNDER FUNDS TRUST



By:	/s/ Lisa Anne Rosen
	Lisa Anne Rosen
	Secretary

Attest:



/s/ Teresa M.R. Hamlin
Teresa M.R. Hamlin
Assistant Secretary


shared/bankgrp/munder/misc/notofele.doc